SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  January 26, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Code of Ethics and Business Conduct (January 2012).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   January 26, 2012

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(the “Corporation”)

CODE OF ETHICS AND BUSINESS CONDUCT

(January 2012)

1.0

Introduction

This Code of Ethics and Business Conduct (sometimes referred to herein as the “Code”) is written to ensure directors, officers, employees and consultants (collectively “Employees”) of the Corporation and its subsidiaries understand the importance the Corporation places on ethical conduct and recognize that it forms an important part of who we are as individuals and as a company. Similarly, it helps our security holders, customers, suppliers and competitors know what to expect from the Corporation. And, it is meant to help employees recognize and deal with ethical dilemmas they may encounter.

2.0

Ethics

Ethics are set of principles or rules of conduct to help distinguish right and wrong. Ethics are about values and associated behaviours. In practical terms, this Code of Ethics and Business Conduct outlines the manner in which we choose to do business and reflects the beliefs, priorities and principles that we uphold. The Corporation requires that all employees will respect and promote these principles and exercise good judgment that reinforces the Corporation as a company that is fair, honest and just in its dealings with security holders, investors, customers, suppliers and competitors.

3.0

Responsibility and Accountability

Responsibility is a measure of every person’s ability to act independently and make decisions. Regardless of an employee’s role in the Corporation and no matter how big or small the decisions to be made are, each employee is accountable for them and must be prepared to defend his or her judgment.

This Code of Ethics and Business Conduct is intended to help employees make appropriate decisions under difficult circumstances. This Code is designed to help an employee make decisions that are appropriate for the circumstance, while upholding his or her integrity and reputation and that of the Corporation.

No set of guidelines or rules can anticipate every possible circumstance. Employees should seek help in making a tough choice by first talking to your supervisor. If your supervisor cannot answer the question or if you do not feel comfortable speaking to your supervisor on the matter, please contact the Audit and Compensation Committee designate who is responsible for receiving complaints or concerns. Please refer to the Whistle Blower Policy and Procedures for instructions on how to contact the Audit and Compensation Committee designate. In addition, the Protection of Whistle Blowers will apply.

4.0

Reporting Violations of the Code

All employees have a duty to report any known or suspected violation of this Code, including any violation of the laws, rules, regulations or policies that apply to the Corporation. If you know of or suspect a violation of this Code, immediately report the conduct to your supervisor. The supervisor will contact the Audit and Compensation Committee designate, who will work with you and your supervisor to investigate your concern. If you do not feel comfortable reporting the conduct to your supervisor or you do not get a satisfactory response, you may contact the Audit and Compensation Committee designate directly by following the procedures set out in the Whistle Blower Policy and Procedures. All reports of known or suspected violations of the law or this Code will be handled sensitively and with discretion. Your supervisor, the Audit and Compensation Committee designate and the Corporation will protect your confidentiality to the extent possible, consistent with applicable law and the Corporation’s need to investigate your concern.

5.0

Compliance with Laws, Rules and Regulations

Each employee has an obligation to comply with all applicable laws, rules and regulations of the locations where the Corporation does business. These include, without limitation, laws covering bribery and kickbacks, copyrights, trademarks and trade secrets, information privacy, insider trading, illegal political contributions, antitrust prohibitions, foreign corrupt practices, offering or receiving gratuities, environmental hazards, employment discrimination or harassment, occupational health and safety, false or misleading financial information or misuse of corporate assets. Without limitation, each employee is expected to understand and comply with all laws, rules and regulations that apply to his or her job description. No employee of the Corporation has the authority to violate any law or to direct another person to violate any law on behalf of the Corporation. If any doubt exists about whether a course of action is lawful or in compliance with this Code, you should seek advice from your supervisor or the Audit and Compensation Committee designate.

Employees are advised to read and become familiar with the terms of the Corporation’s Disclosure (Communications) Policy.

6.0

Conflicts of Interest; Disclosure of Conflicts of Interest

A “conflict of interest” occurs when an employee’s personal interest (which may include interests of the members of an employee’s family, which for purposes of this Code shall include an employee’s spouse, life partner or common law partner, brothers, sisters, parents, in-laws and children, whether such relations are by blood, marriage or adoption) interferes, or appears to interfere, in any way with the interests of the Corporation. Business decisions and actions must be made in the best interests of the Corporation and should not be influenced by personal considerations or relationships. A conflict situation can arise when an employee of the Corporation takes actions or has interests outside of the Corporation that may make it difficult to perform his or her work for the Corporation objectively and effectively. Conflicts of interest may also arise when an employee, or members of his or her family, receives gifts, entertainment or personal benefits, or a series of the foregoing material, to the employee or of greater than nominal value as a result of his or her position in the Corporation.

Giving gifts and entertainment to customers, suppliers and other business associates is also prohibited by the Corporation when the gifts or entertainment are not in the ordinary course of business and are of greater than nominal value or are intended to induce or influence the recipient, or when the law prohibits them.

While it is difficult to define “nominal value” by stating a specific dollar amount, common sense will dictate what would be considered extravagant or excessive. If a disinterested third party would be likely to infer that it affected the employee’s judgment, then it is too much. All the Corporation’s business dealings must be on arms-length terms and free of any favourable treatment resulting from the personal interest of the Corporation’s employees.

It is a conflict of interest for an employee to have a significant interest in, obtain loans or guarantees of personal obligations from, work simultaneously form, provide services to or have a personal or family financial interest (ownership or otherwise) in a competitor customer or supplier. Ownership in stock of a publicly held company which may deal or compete with the Corporation will not violate this Code, as long as the employee does not have an interest representing (i) greater than 5% of the equity of such company, or (ii) greater than 5% of the total assets of the Employee. The best policy is for employees to avoid any direct or indirect business connection with the Corporation’s customers, suppliers or competitors, except on behalf of the Corporation. This guideline does not prohibit arms-length transactions with banks, brokerage firms or other financial institutions.

No employee may serve on a board of directors or trustee or on a committee of any entity (whether for profit or not) whose interests reasonably would be expected to conflict with those of the Corporation without the prior written consent of the Board of Directors of the Corporation.

Loans from the Corporation to directors, executive officers, or principal financial and accounting officers are prohibited  Directors and executive officers are also prohibited from entering into  transactions designed to hedge or offset a decrease in the market value of equity securities of the Corporation (including those underlying restricted stock units or any other type of security or interest) granted as compensation or directly or indirectly held by them.  Accordingly, no director or executive officer may sell short, buy put options or sell call options on the Corporation’s securities or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds), whether listed or unlisted, which hedge or offset a decrease in the market value of the Corporation’s securities.

The Corporation requires that each employee disclose any situations that reasonably would be expected to give rise to a conflict of interest. If you suspect that you have a conflict of interest, or something that others could reasonable perceive as a conflict of interest, you must report it in writing to your supervisor or the Audit and Compensation Committee designate. Your supervisor or Audit and Compensation Committee designate will work with you to determine where you have a conflict of interest and, if so, how best to address it.

Conflicts of interest are prohibited as a matter of the Corporation’s policy and under this Code, unless waived as described under Waivers of the Code.

7.0

Confidentiality

Employees must preserve and protect the confidentiality of information entrusted to them by the Corporation or its customers and suppliers and which they come into contact with in their employ, except when disclosing information which is expressly approved by an employee of the Corporation with authority to give such approval, including if legally mandated. Confidential information encompasses proprietary information which is not in the public domain that could be of use to competitors, or that could harm the Corporation, its employees, its customers or suppliers if disclosed.

Employees must also not use or disclose to the Corporation any proprietary information or trade secrets of any former employer or other person or entity with whom obligations of confidentiality exist. Similarly, an employee’s obligation to protect confidential information continues after he or she leaves the Corporation.

8.0

Protection and use of assets

Employees are responsible for protecting the Corporation’s assets and ensuring their efficient use. All the Corporation’s assets, including information about opportunities available to the Corporation, tools and resources, must only be used for legitimate business purposes. Employees should report any suspected incident of fraud or theft to their immediate supervisor for investigation. The Corporation’s equipment and systems should not be used for non-Corporation business, though incidental personal use provided that such use is not in violation of applicable law or in advancement of any illegal purpose, is permitted. The Corporation’s property includes, without limitation, all data on the Corporation’s electronic and telephonic systems and employees should not expect the Corporation to protect the privacy of any of an employee’s private data.

9.0

Accuracy of financial reports and other public communications

As a public company, the Corporation’s operations are governed by the statutory requirements of government; by accounting and trading regulations of the Ontario Securities Commission and other provincial securities commissions in Canada; by the rules and regulations of the Securities and Exchange Commission in the United States, and by the rules, regulations and guidelines for listed companies stipulated by the Toronto Stock Exchange and the American Stock Exchange.

To fulfill our commitments, we require full, fair and accurate recording and reporting of financial and business information including in all reports and documents that the Corporation files with or submits to regulatory authorities and in all other public communications made by the Corporation. All financial records and reports must accurately reflect transactions and events and conform to required accounting principles as well as the Corporation’s internal controls. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Corporation and result in legal liability.

Principal financial officers and other employees working in the various finance departments of the Corporation have a special responsibility to ensure that all of the Corporation’s disclosures are full, fair, accurate, timely and understandable. These employees must understand and strictly comply with generally accepted accounting principles applicable to the Corporation and all standards, laws, and regulations for accounting and financial reporting of transactions, estimates and forecasts. See also the Corporation’s Code of Ethical Conduct for Financial Managers.

10.0

Company records

Accurate and reliable records are crucial to the Corporation’s business.  The Corporation’s records are the basis of its financial statements, financial reports and other disclosures to the public and guide our business decision-making and strategic planning. The Corporation’s records including booking information, payroll, time sheets, travel and expense reports, emails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of the Corporation’s business.

All the Corporation’s records must be complete, accurate and reliable in all material respects. Unrecorded funds, payments or receipts are inconsistent with our business practices and are prohibited. Employees are responsible for understanding and complying with the Corporation’s record keeping policies. Employees should direct questions to supervisors.

Each employee must follow any formal documentation retention policy that the Corporation may implement from time to time.

11.0

Policy against retaliation

Retaliation in any form against an individual who, in good faith, seeks helps or reports known or suspected violations of this Code or of law, even if the report is mistaken, or who assists in the investigation of a reported violation, is itself a serious violation of this Code. Acts of retaliation should be reported immediately and will be disciplined appropriately, including potential termination of employment. The Corporation does not tolerate retaliation in any form against employees who honestly and accurately report a concern. At the same time, it is serious and unacceptable to knowingly make false allegations.

Employees are advised to read and become familiar with the terms of the Corporation’s Whistle Blower Policy and Procedures.

12.0

Waivers of the Code

Any waiver of this Code for any director, executive officer or principal financial and accounting officers may be made only by the Audit and Compensation Committee of the Board of Directors and will be promptly disclosed as required by law or regulatory body. Requests for waivers must be made in writing to the Audit and Compensation Committee Chairman prior to the occurrence of the violation of the Code. Requests for any waiver of this Code for any other employee must be made in writing to the Corporation’s President and CEO prior to the occurrence of the violation of the Code.  Any waiver of the Code relating to a proposed loan from the Corporation to any employee, officer or director of the Corporation may be made by the Audit and Compensation Committee only after consultation with the Corporation’s legal counsel.

13.0

Relationship to other policies

All the Corporation’s policies apply to all employees including, without limitation, the Corporation’s policies on Communications (Disclosure) Policy, Code of Ethical Conduct for Financial Managers, and Whistle Blower Policy and Procedures. If you are a director, the guidelines of the Statement of Governance Policies will guide you procedurally in your position as a director. In addition, if you are a member of a committee of the Board of Directors, the applicable committee charter(s) should guide your conduct in carrying out your duties on such committee. In the event of any conflict between such policies and this Code, the terms of this Code shall govern.

14.0

Compliance procedures

All employees have a responsibility to understand and follow this Code of Ethics and Business Conduct. In addition, all employees are expected to perform their work with honesty and integrity in all areas, whether or not specifically addressed by this Code. A violation of this Code will result in appropriate disciplinary action which may include termination from employment with the Corporation. This determination will be based upon the facts and circumstances of each particular situation. An employee accused of violating this Code will be given an opportunity to present his or her version of the events at issue prior to any determination of appropriate discipline. Employees who violate the law or this Code may expose themselves to substantial civil damages, criminal fines and prison terms. The Corporation may also face substantial fines and penalties and may incur damage to its reputation and standing in the community. Your conduct as a representative of the Corporation if it does not comply with the law or with this Code can result in serious consequences for both you and the Corporation.

Each employee must read this Code. Failure to read this Code, however, does not exempt an employee from his or her responsibility to comply with this Code, applicable laws, rules, regulations and all of the Corporation’s policies and guidelines that are related to his or her job, and penalties for failing to so comply.

This Code reflects general principles to guide employees in making ethical decisions in the conduct of the Corporation’s business. This Code cannot and is not intended to address every specific situation. As such, nothing in this Code prohibits or restricts the Corporation from taking disciplinary action on any matters pertaining to employee conduct, whether or not they are expressly discussed in this Code.

Management of the Corporation is responsible for monitoring compliance with this Code and for communication of and compliance with this Code within their respective departments. On questions of compliance and interpretation, appropriate legal and accounting staff shall be consulted. The Board of Directors of the Corporation shall have the right to make the final decision on questions of interpretation of this Code.

This Code of Ethics and Business Conduct and the matters contained herein are neither a contract of employment nor a guarantee of continuing Corporation policy. We reserve the right to revise, amend, supplement or discontinue this Code and the matters addressed herein, without prior notice, at any time. This Code, as may be amended from time to time, will be posted on the Corporation’s website. The Corporation will send it to shareholders upon written request.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(the “Corporation”)

CODE OF ETHICS AND BUSINESS CONDUCT ACKNOWLEDGEMENT

I ACKNOWLEDGE that I have read and understand the Corporation’s Code of Ethics and Business Conduct and agree to comply with and conduct myself in accordance with this Code of Ethics and Business Conduct.

Signature

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